Exhibit 99.1

NEWS RELEASE

YAMANA INCREASES MINERAL RESERVES BY 11%
-REPLACES MEASURED AND INDICATED MINERAL RESOURCES AND INCREASES INFERRED MINERAL RESOURCES BY 39%-

TORONTO, ONTARIO, February 22, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “The Company”) today announced its mineral reserves and resources for the year ended December 31, 2011.  The Company’s total gold equivalent ounces(1) (GEO) in the proven and probable mineral reserves category increased by 2.0 million ounces to 18.6 million ounces, which represents an 11% increase over the previous year.  Total measured and indicated resources were replaced and inferred GEO mineral resources increased by 39% to over 10 million ounces.  The increases are net of 2011 depletion due to production of 1.1 million GEO.

HIGHLIGHTS:

•	Total proven and probable GEO mineral reserves increased to 18.6 million ounces, an 11% increase from 2010 and includes:
•	Total gold mineral reserves of 17.0 million ounces, an increase of 10%
•	Total silver mineral reserves of 82.9 million ounces, an increase of 28%

•	Total measured and indicated GEO mineral resources of 13.6 million ounces, replacing resources that were upgraded to reserves and includes:
•	Total measured and indicated gold mineral resources of 13.2 million ounces
•	Total measured and indicated silver mineral resources of 23.4 million ounces

•
Total inferred GEO mineral resources increased to 10.3 million ounces, an increase of 39% over 2010 due to new discoveries at Chapada, Gualcamayo, Fazenda Brasiliero and CI Santa Luz and significant extensions to known deposits at Pilar, El Peñón and Mercedes.

•	Total inferred gold mineral resources of 9.1 million ounces, an increase of 39%
•	Total inferred silver mineral resources of 63.4 million ounces, an increase of 28%

•	El Peñón - Total mineral reserves increased 20% to 3.5 million GEO supporting an increased mine life and sustainable production of 440,000 GEO per year
•	Jacobina - Total mineral reserves increased 20% to 2.0 million ounces with an increase of 10% in mineral reserve grade
•	Jeronimo - Total attributable mineral reserves increased 17% to 1.1 million ounces

NEWS RELEASE

•	Chapada - Total mineral reserves increased 6% to 3.3 million ounces with an increase in mineral reserve grade of 9%
•	Minera Florida – Total mineral reserves increased 28% to 968,000 GEO as the tailings are upgraded to reserves

“The success of our 2011 exploration program is demonstrated by our significant total mineral resource growth and conversion of mineral resources to mineral reserves this year.  This has built on the success of our 2010 program and the growth in mineral reserves and resources from last year.  The continued growth of our total resource base together with our historical conversion rates gives us confidence in the sustainability of the 1.75 million ounces of production that we expect beginning in 2014.  This growth also increases the gold represented by each share in Yamana, enhancing shareholder value,” said Yamana’s Chairman and Chief Executive Officer, Peter Marrone. “We are now looking at the next wave of growth projects that will take us beyond 1.75 million ounces, and as Jeronimo is our next project under evaluation, it is important to note that attributable mineral reserves increased by approximately 17% this year before completion of our feasibility study or making a construction decision.  We will continue to focus on building our project pipeline to deliver consistent growth in accordance with our organic growth strategy.”

Mineral reserves and resources were calculated based on a gold price of $950 per ounce, a silver price of $20 per ounce and a copper price of $2.50 per pound (except where noted).

On a gold equivalent basis proven and probable mineral reserves are 18.6 million GEO for the year ending December 31, 2011, an increase of over 11 % from 2010 at 16.6 million GEO.  This is comprised of 17.0 million ounces of proven and probable gold mineral reserves and 82.9 million ounces of proven and probable silver mineral reserves. Average gold grade increased by 9% with notable contributions from Chapada, Jacobina and Gualcamayo. Proven and probable copper mineral reserves were 2.6 billion pounds of copper at an average grade of 0.30% including Alumbrera.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES
AS AT DECEMBER 31, 2011

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	Contained Gold (000’s ounces)	Contained Silver (000’s ounces)	Contained Copper (Millions of lbs)
Total Proven and Probable Mineral Reserves	17,038	82,940	2,569
Total Measured and Indicated Mineral Resources	13,192	23,384	986
Total Inferred Resources	9,142	63,426	1,218

Detailed mineral reserve and mineral resource tables follow at the end of this press release and are available on our website, www.yamana.com/reserveandresource.

The most notable changes are detailed below:

El Peñón,Chile
Total gold equivalent mineral reserves increased by 20% to 3.5 million GEO supporting an increased mine life and a higher sustainable production level of 440,000 GEO per year.  The Company has increased GEO mineral reserves for two consecutive years since 2009. In 2011, gold equivalent mineral reserve tonnage increased by 33% at an average grade of 9.7 g/t.  This increase includes a portion of the Pampa Augusta Victoria (PAV) vein system which is ‘open pittable’ as it is near surface and easily accessible.  The 2012 exploration program at El Peñón will focus on the extension of PAV and areas within the North Block as well as more recent discoveries.  This effort is expected to result in continued increases in mineral resources in 2012.

Chapada, Brazil

Total gold mineral reserves increased by 6% to 3.3 million ounces at an average grade of 0.25 g/t, a 9% increase from 2010. The increases are largely attributed to the inclusion of portions of the Suruca and Corpo Sul mineral resources upgrading to mineral reserves. Measured and indicated mineral resources declined slightly but with a modest increase in grade.  This was expected given the exploration focus in 2011 was to upgrade mineral resources to mineral reserves and further exploration of Corpo Sul.  Gold mineral reserves have increased cumulatively by 54% since 2009.  Inferred mineral resources increased by 193% to 1.2 million GEO in 359.0 million tonnes of mineral resources at 0.10 g/t.

A feasibility study was completed for Suruca in late 2011 which outlines average annual gold production of 49,000 ounces over an initial five years beginning in 2013.  Corpo Sul is a new discovery made during 2011.  It is expected that further work at Corpo Sul will significantly contribute to 2012 growth of mineral reserves.

Jacobina, Brazil

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NEWS RELEASE

Total proven and probable gold mineral reserves increased by 20% to 2.0 million ounces. Since acquisition of the mine, the Company has increased gold mineral reserves cumulatively by 64% representing a five-year consecutive increase.  As at December 2011 mineral reserve grade increased by 10% to 2.74 g/t as the higher grade Canavieiras and Morro do Vento deposits were upgraded to mineral reserves. Since 2009, mineral reserve grade has increased by 28% from 2.14 g/t to 2.74 g/t. Measured and indicated mineral resources increased by 44% to 2.4 million ounces in 27.6 million tonnes of mineral resources at 2.70 g/t. These results warrant the Company’s continuing evaluation of higher production levels at Jacobina related to the higher grade mineral reserves. This is the third year of consecutive quality improvements and increases in mineral reserves and mineral resources at Jacobina.

Gualcamayo, Argentina
Total mineral reserves were depleted by 9%.  Measured and indicated mineral resources increased by 20% to 1.1 million ounces in 33.6 million tonnes of mineral resources at 1.04 g/t.  Inferred mineral resources increased by 444% to 626,000 ounces in 10.3 million tonnes of mineral resources at 1.9 g/t.  The mineral resource increases are a result of exploration south west of the QDD Lower West (QDDLW) deposit which intersected two large bodies of sulphide breccia similar to QDDLW.  These are potentially an extension of QDDLW, sub-parallel bodies or feeders to the QDDLW.  This mineralization remains open to the south west and down dip.  Exploration in 2012 will focus on expanding these new discoveries and linking them with QDDLW.

Minera Florida, Chile
Total proven and probable gold equivalent mineral reserves increased by 28% to 968,000 GEO from 2010 and increased by 38% over the last two consecutive years. The 2011 increase includes the historic tailings that were upgraded to mineral reserves as a result of the impending start-up of the Minera Florida expansion in which the tailings will be processed.  The tailings represent 5.7 million tonnes of mineral reserves averaging 1.35 gold equivalent g/t for 245,000 GEO.  This expansion will produce approximately 40,000 GEO’s per year with the first gold pour expected in March, 2012.  Measured and indicated mineral resources increased by 46% to 584,000 GEO at an average gold equivalent grade of 6.5 g/t which includes new mineral resources within the main core.

Fazenda Brasileiro, Brazil
Total mineral reserves increased by 104% to 359,000 ounces at an average grade of 2.4 g/t as some mineral resources were upgraded to mineral reserves, primarily from CLX2 and Canto in addition to the remodelling of some existing mineral reserves.  Measured and indicated mineral resources modestly declined as mineral resources were converted to mineral reserves through infill drilling and inferred mineral resources increased by 160% to 525,000 ounces in 4.7 million tonnes of mineral resources at 3.45 g/t. The Company has been mining at Fazenda Brasileiro

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NEWS RELEASE

for eight years after acquiring the mine in 2003 with only 2.5 years of mine life remaining based on known mineral reserves.

Mercedes, Mexico
Total proven and probable mineral reserves increased by 22% to 1.0 million GEO as a result of the increase in GEO mineral reserves, primarily from the Barrancas, Lagunas Norte and Diluvio vein structures. Measured and indicated mineral resources were replaced at 202,000 GEO, and inferred mineral resources increased by 14% to 561,000, and include the new ounces from the additional vein structure in the Barrancas zone and the more recently discovered Diluvio zone of the Lupita vein structure.

C1 Santa Luz, Brazil
Total mineral reserves increased by 24% to 1.5 million ounces as a result of exploration success down dip of the existing mineral resource in addition to the increase in the gold price assumption that had not been changed since the completion of the feasibility study.    Measured and indicated mineral resources modestly declined due to the conversion of most of the mineral resources to mineral reserves.  Inferred mineral resources increased by 107% to 476,000 ounces in 5.9 million tonnes of mineral resources, most of the increase was grade driven as gold grades improved by 77% to 2.53 g/t.

Ernesto/Pau-a-Pique, Brazil
Total mineral reserves increased by 11% to 791,000 ounces. Measured and indicated mineral resources increased by 14% on 2.3 million tonnes of mineral resources at 1.92 g/t to 141,000 ounces and inferred mineral resources also increased by 14% in 4.9 million tonnes of mineral resources at 1.87 g/t to 293,000 ounces.  These increases can be attributed to the upgrade of mineral resources at the Lavrinha deposit to mineral reserves and the slight increase in the gold price assumptions.

Pilar, Brazil
Inferred mineral resources increased by over 200% to 1.1 million ounces in 8.2 million tonnes of mineral resources at 4.06 g/t which reflects a significant increase in grade.  These mineral resource increases are attributed to exploration success down dip at Jordino and along strike to the north.  The mineral reserve was unchanged from 2010 year end as the focus of the 2011 exploration program was the expansion of the total mineral resource base and discovery of new mineralized zones to support higher production levels at Pilar.

Jeronimo, Chile

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NEWS RELEASE

Total attributable mineral reserves increased by 17% to 1.1 million gold ounces from the initial mineral reserve declared in 2010.  On a 100% basis, the project has 1.9 million gold ounces in mineral reserves and 246,000 gold ounces of measured and indicated mineral resources.

During 2011, the Company completed a pre-feasibility study.  The final feasibility study is expected to be delivered before mid-year 2012. The Company is completing some additional metallurgical testing and advanced engineering  that are expected to increase certainty of feasibility results and have potential to increase production and recovery levels.  The Company anticipates making a construction decision on Jeronimo in 2012.

2012 Exploration Program
Yamana expects to spend approximately $125 million on exploration in 2012 continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources.  The exploration program will focus on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina and the development of several greenfield projects.

Qualified Person

Other than as set forth herein, Evandro Cintra, P.Geo., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362

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NEWS RELEASE

1-888-809-0925
Email:  lisa.doddridge@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

1.	Silver is reported as a gold equivalent in 2011 at a ratio of 50:1. Silver is reported at Mercedes as a gold equivalent at a ratio of 140:1.
2.	Silver is reported as a gold equivalent in 2010 at a ratio of 55:1. Silver is reported at Mercedes as a gold equivalent in 2010 at a ratio of 150:1.

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NEWS RELEASE

Yamana's Mineral Reserves and Resources Estimates as at December 31, 2011
1.	Mineral Reserves (Proven and Probable)

Yamana's Mineral Reserves and Resources Estimates as at December 31, 2011
Mineral Reserves (Proven and Probable)

Gold	Proven Reserves				Probable Reserves				Total - Proven and Probable
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)
Alumbrera (12.5%)	31,000	0.37		369	1,000	0.24		8	32,000	0.36		376
Chapada	135,650	0.22		970	278,880	0.26		2,347	414,530	0.25		3,317
C1-Santa Luz	19,752	1.55		987	10,860	1.37		478	30,612	1.49		1,465
El Peñón	1,636	7.95		418	9,719	5.71		1,783	11,355	6.03		2,202
Ernesto/Pau a Pique	2,279	3.86		283	5,884	2.69		508	8,163	3.01		791
Fazenda Brasileiro	3,123	2.57		258	1,488	2.10		101	4,611	2.42		359
Gualcamayo	15,400	1.05		518	43,500	1.20		1,676	58,900	1.16		2,194
Jacobina	6,482	2.16		450	16,315	2.96		1,555	22,797	2.74		2,005
Jeronimo (57%)	6,350	3.91		798	2,331	3.79		284	8,682	3.88		1,082
Mercedes	492	9.12		144	4,804	5.31		820	5,296	5.66		964
Minera Florida Ore	2,998	3.50		338	2,005	4.74		306	5,004	4.00		643
Minera Florida Tailings	5,661	1.09		198	-	-		-	5,661	1.09		198
Total Minera Florida	8,659	1.93		536	2,005	4.74		306	10,665	2.45		842
Pilar	-	-		-	11,098	4.04		1,440	11,098	4.04		1,440
Total Gold Mineral Reserves	230,824	0.77		5,732	387,885	0.91		11,305	618,709	0.86		17,038
Agua Rica	384,871	0.25		3,080	524,055	0.21		3,479	908,926	0.22		6,559

Silver	Proven Reserves				Probable Reserves				Total - Proven and Probable
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)
El Peñón	1,636	225.82		11,879	9,719	174.83		54,631	11,355	182.18		66,511
Mercedes	492	106.77		1,690	4,804	54.44		8,408	5,296	59.31		10,099
Minera Florida Ore	2,998	20.19		1,946	2,005	31.42		2,026	5,004	24.69		3,972
Minera Florida Tailings	5,661	12.96		2,359	-	-		-	5,661	12.96		2,359
Total Minera Florida	8,659	15.46		4,305	2,005	31.42		2,026	10,665	18.46		6,330
Total Silver Mineral Reserves	10,788	51.54		17,875	16,528	122.44		65,065	27,316	94.44		82,940
Agua Rica	384,871	3.73		46,176	524,055	3.33		56,070	908,926	3.50		102,246

Copper	Proven Reserves				Probable Reserves				Total - Proven and Probable
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)
Alumbrera (12.5%)	31,000	0.37		253	1,000	0.28		6	32,000	0.37		259
Chapada	135,650	0.30		891	220,010	0.29		1,419	355,660	0.29		2,310
Total Copper Mineral Reserves	166,650	0.31		1,144	221,010	0.29		1,425	387,660	0.30		2,569
Agua Rica	384,871	0.56		4,779	524,055	0.43		5,011	908,926	0.49		9,789

Zinc	Proven Reserves				Probable Reserves				Total - Proven and Probable
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)
Minera Florida	2,998	0.99		65	2,005	1.34		59	5,004	1.13		125
Total Zinc Mineral Reserves	2,998	0.99		65	2,005	1.34		59	5,004	1.13		125

Molybdenum	Proven Reserves				Probable Reserves				Total - Proven and Probable
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)
Alumbrera (12.5%)	31,000	0.013		9	1,000	0.014		0.3	32,000	0.013		9
Total Moly Mineral Reserves	31,000	0.013		9	1,000	0.014		0.3	32,000	0.013		9
Agua Rica	384,871	0.033		279	524,055	0.030		350	908,926	0.031		629

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Mineral Resources (Measured, Indicated and Inferred)

Gold	Measured Resources				Indicated Resources				Total - Measured and Indicated				Inferred Resources
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)
Amancaya	-	-		-	-	-		-	-	-		-	1,390	7.90		351
C1 Santa Luz Shallow	3,243	1.00		104	5,792	1.07		199	9,035	1.04		303	2,638	1.19		101
C1 Downdip Extension	-	-		-	3,046	2.85		279	3,046	2.85		279	3,217	3.63		376
Total C1 Santa Luz	3,243	1.00		104	8,837	1.68		478	12,081	1.50		582	5,855	2.53		476
Chapada	40,760	0.16		212	258,681	0.24		1,978	299,441	0.23		2,190	358,960	0.10		1,182
El Peñón	604	10.17		198	1,306	5.93		249	1,910	7.28		447	5,257	6.55		1,107
Ernesto/Pau a Pique	204	6.28		41	2,083	1.50		100	2,287	1.92		141	4,868	1.87		293
Fazenda Brasileiro	127	1.82		7	2,361	1.92		146	2,488	1.91		153	4,728	3.45		525
Gualcamayo	7,244	1.20		279	26,325	0.99		840	33,569	1.04		1,119	10,259	1.90		626
Jacobina	12,259	2.22		876	15,303	3.08		1,515	27,562	2.70		2,391	15,814	2.68		1,362
Jeronimo (57%)	772	3.77		94	385	3.69		46	1,157	3.74		139	1,118	4.49		161
La Pepa	15,750	0.61		308	133,682	0.57		2,452	149,432	0.57		2,760	37,900	0.50		620
Mercedes	57	7.50		14	1,809	3.00		174	1,866	3.13		188	3,293	3.98		421
Rey del Oro	-	-		-	-	-		-	-	-		-	4,020	0.68		88
Total Merceds	57	7.50		14	1,809	3.00		174	1,866	3.13		188	7,313	2.16		509
Minera Florida	1,321	6.21		264	1,471	5.60		265	2,792	5.89		529	3,457	5.32		591
Pilar	-	-		-	1,094	4.51		159	1,094	4.51		159	6,785	4.19		915
Pilar - Caiamar	-	-		-	703	4.76		108	703	4.76		108	1,380	3.30		150
Total Pilar	-	-		-	1,797	4.62		267	1,797	4.62		267	8,165	4.06		1,065
Suyai	-	-		-	4,700	15.00		2,286	4,700	15.00		2,286	900	9.90		274
Total Gold Mineral Resources	82,347	0.91		2,397	458,743	0.73		10,796	541,090	0.76		13,192	465,991	0.61		9,142
Agua Rica	27,081	0.14		120	173,917	0.14		776	200,998	0.14		896	642,110	0.12		2,444

Silver	Measured Resources				Indicated Resources				Total - Measured and Indicated				Inferred Resources
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)	(000's)	(g/t	)	oz. (000's)
Amancaya	-	-		-	-	-		-	-	-		-	1,390	73.00		3,270
Chapada	-	-		-	82,161	1.43		3,775	82,161	1.43		3,775	27,553	1.11		982
El Peñón	604	231.90		4,505	1,306	163.87		6,879	1,910	185.40		11,384	5,257	274.89		46,458
Mercedes	57	34.51		63	1,809	32.25		1,876	1,866	32.32		1,939	3,293	41.97		4,443
Rey del Oro	-	-		-	--	-		-	-	-		-	4,020	21.77		2,814
Total Mercedes	57	34.51		63	1,809	32.25		1,876	1,866	32.32		1,939	7,313	30.87		7,257
Minera Florida	1,321	32.00		1,354	1,471	30.00		1,409	2,792	30.78		2,763	3,457	44.00		4,884
Suyai	-	-		-	4,700	23.00		3,523	4,700	23.00		3,523	900	21.00		575
Total Silver Mineral Resources	1,982	92.92		5,922	91,447	5.94		17,462	93,429	7.78		23,384	45,870	43.01		63,426
Agua Rica	27,081	2.35		2,042	173,917	2.89		16,158	200,998	2.82		18,200	642,110	2.33		48,124

Copper	Measured Resources				Indicated Resources				Total - Measured and Indicated				Inferred Resources
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)
Chapada	40,760	0.19		167	176,520	0.21		818	217,280	0.21		986	331,407	0.17		1,218
Total Copper Mineral Resources	40,760	0.19		167	176,520	0.21		818	217,280	0.21		986	331,407	0.17		1218
Agua Rica	27,081	0.45		266	173,917	0.38		1,447	200,998	0.39		1,714	642,110	0.34		4,853

Zinc	Measured Resources				Indicated Resources				Total - Measured and Indicated				Inferred Resources
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)
Minera Florida	1,321	1.75		51	1,471	1.70		55	2,792	1.72		106	3,457	1.43		109
Total Zinc Mineral Resources	1321	1.75		51	1471	1.70		55	2792	1.72		106	3457	1.43		109

Molybdenum	Measured Resources				Indicated Resources				Total - Measured and Indicated				Inferred Resources
	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained	Tonnes	Grade		Contained
	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)	(000's)	(%)		lbs (mm)
Agua Rica	27,081	0.049		29	173,917	0.037		142	200,998	0.039		172	642,110	0.034		480

NOTE: Mineral Resources are exclusive of Mineral Reserves

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NEWS RELEASE

Yamana Gold Inc. Mineral Reserves and Mineral Resource Reporting Notes:

1. Metal Price, Cut-off Grade
Mine	Mineral Reserves	Mineral Resources

Alumbrera (12.5%)	$1,400 Au, $3.20 Cu, $17.00 Mo and 0.22% CuEq	N/A
Amancaya	N/A	1.0 g/t Aueq Open pit , 3.4 g/tAueq Underground
Caiamar	N/A	1.5 g/t Au cut-off
Chapada	$950 Au, $2.50 Cu, $4.40 NSR cut-off for Chapada Mine	$3.53 NSR cut-off out of pit for Chapada Mine
	$900 Au; 0.2 g/t Au cut-off for oxides and 0.3 g/t Au cut-off for sulphides in Suruca Gold Project	0.2 g/t Au cut-off for oxides and 0.3 g/t Au cut-off for sulphides in Suruca Gold Project
C1-Santa Luz	$950 Au for C1, Antas 2, Antas 3 and $750 Au Mansinha and Mari, 0.50 g/t Au cut-off	0.5 g/t Au cut-off for C1 Santa Luz Shallow and 1.5 g/t Au cut-off for C1 Downdip Extension
El Peñón	$950 Au, $20.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open pit	3.9 g/t Aueq cut-off
Ernesto/Pau a Pique	$825 Au, 1.0 g/t Underground , 0.3 g/t Au Open pit cut-off for Ernesto and PP and $950 Au, 0.7 g/t Au cut-off for Lavrinha	0.3 g/t Open pit 1.0 g/t Underground for Ernesto/PP and 0.3 g/t for Lavrinha
Fazenda Brasileiro	$950 Au, 1.00 g/t Au Underground and 0.80g/t Au Open pit cut-off	0.5 g/t cut-off Underground and 0.25g/t Au Open pit cut-off
Gualcamayo	$950 Au, 1.00 g/t Au Underground and 0.15 g/t Au Open pit cut-off	1.00 g/t Au Underground and 0.15 g/t Au Open pit cut-off
Jacobina	$950 Au; 1.17 g/t Au cut-off	0.5 g/t Au cut-off for Jacobina Mines and 1.5 g/t Au cut-off for Pindobaçu Project
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/tAu cut-off
Mercedes	$950 Au, $20.00 Ag, 3.0 g/t Aueq	2.0 g/t Aueq cut-off
Minera Florida	$950 Au, $20.00 Ag, $1 lb Zn, 2.51 g/t Aueq cut-off and Florida tailings cut-off N/A	2.5 g/t Aueq cut-off
Pilar	$900 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off
Suyai	N/A	5.0 g/t Au cut-off
Agua Rica	$1,000 g/t Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

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NEWS RELEASE

2.  All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.  All mineral resources are reported exclusive of mineral reserves.

4.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

5.  Mineral reserves and mineral resources are reported as of December 31, 2011.

6.  For the qualified persons responsible for the mineral reserve and mineral resource estimates, see the qualified persons chart in “Item 15 Interests of Experts” in the Company’s Annual Information Form on its website at www.yamana.com.

The following are qualified persons responsible for mineral reserve and mineral resource estimates as at December 31, 2011.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Alumbrera	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc
Amancaya	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Chapada
Porfirio Cabaleiro Rodriguez, BSc Mine Eng, MAIG, Coffey Mining Pty Ltd (for all of Chapada, excluding Suruca) and Raul Contreras, MAusIMM, Registered Member of Chilean Mining Commission, Senior Consultant, Resource Estimation, Metalica Consultores S.A. (for Suruca)

Porfirio Cabaleiro Rodriguez, BSc Mine Eng, MAIG, Coffey Mining Pty Ltd (for all of Chapada, excluding Suruca) and Raul Contreras, MAusIMM, Registered Member of Chilean Mining Commission, Senior Consultant, Resource Estimation, Metalica Consultores S.A. (for Suruca)

C-1 Santa Luz	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc. (for all of C1 Santa Luz excluding C1 extension) and Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc. (for C1 extension)

El Peñón	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.

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Ernesto/ Pau-a -Pique	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Fazenda Brasileiro	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Gualcamayo
Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Gualcamayo, excluding QDD Lower) and Guillermo Bagioli, MAusIMM, Registered Member of Chilean Mining Commission, Metalica Consultores S.A. (for QDD Lower)
Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Jacobina	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Jeronimo	Guillermo Bagioli Arce, MAusIMM , Registered Member of Chilean Mining Commission, Metálica Consultores S.A.	Dominique François-Bongarçon, Ph.D, P.Eng., Agoratek International
La Pepa	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Mercedes	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.
Minera Florida	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Pilar
Guillermo Bagioli, MAusIMM, Registered Member of Chilean Mining Commission, Metalica Consultores S.A. (for Jordino) and Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Jordino Extension)

Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc. (for Jordino) and Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc. (for Jordino Down Dip, Tres Buracos, HG and Ogo Extension)

Suyai	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Agua Rica	Enrique Munoz Gonzalez, MAusIMM, Registered Member of Chilean Mining Commission	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

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